CE FRANKLIN LTD.

PROXY

Solicited by Management for the Annual and Special Meeting

of Shareholders to be held on May 2, 2006

The undersigned, being a holder of Common Shares of CE Franklin Ltd. (the "Corporation"), hereby appoints Michael S. West, or failing him Victor J. Stobbe, or instead of either of them, _________________________, as proxy for the undersigned, with full power of substitution, to attend and act on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") of shareholders of the Corporation to be held on 2nd day of May, 2006, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or any adjournment thereof, notice of which Meeting, with the information circular (the "Information Circular") accompanying the same, has been received by the undersigned, and on behalf of the undersigned, to vote as specifically directed below:

1.

FOR

   WITHHOLD AUTHORITY TO VOTE FOR

the election of directors to be nominated by management of the Corporation at the Meeting;

2.

FOR

   WITHHOLD AUTHORITY TO VOTE FOR

the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as Auditors of the Corporation at such remuneration to be fixed by the Board of Directors;

3.

FOR

   AGAINST

the confirmation of By-Law No. 1 as set forth in Appendix A of the Information Circular;

4.

FOR

   AGAINST

the authorization and approval of the Corporation's restricted stock unit plan as described in the Information Circular,

in his or her discretion upon any amendment to any of the above matters and any other matter which may properly come before the Meeting or any adjournment thereof.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the proxy may lawfully do in the premises.

DATED this ____ day of _____________, 2006.

Name of Shareholder (please print)

Signature of Shareholder

To be valid, proxies must be deposited at the office of Computershare Trust Company of Canada, 600, 530-8th Ave. S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the date of the Meeting or any adjournment thereof.

SEE NOTES ON REVERSE PAGE

NOTES:

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized and shall be dated.  Persons signing as executors, administrators or trustees should so indicate and give their full title as such.  A partnership should sign in the partnership name by an authorized person(s).

A shareholder submitting a proxy shall have the right to appoint a person to represent him, her or it at the Meeting other than the nominees of management.  To exercise this right, such shareholder should insert the name of the desired representative in the blank space provided above or submit another appropriate form of proxy.

The shares represented by this proxy will be voted as specified by the shareholder, but if no specification is made, they will be voted for the above matters.

Management knows of no matters to come before the Meeting of shareholders other than the matters referred to in the Notice of Meeting.  However, the persons named in the enclosed form of proxy are authorized to vote in accordance with their discretion on any other matters which may properly come before the Meeting or any adjournment thereof.